Organigram Announces C$65.2 Million BAT Private Placement Investment in Connection with the Acquisition of Sanity Group

Organigram shares priced at average C$2.72 per share representing a combination of Top-Up Rights being exercised at C$2.34/share and shares issued in connection with Sanity acquisition priced at C$3.00/share.

Toronto, Ontario, February 19, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading global cannabis company, today announced that it has entered into a subscription agreement (the “Subscription Agreement”) with BT DE Investments Inc. ( “BAT”), a wholly-owned subsidiary of British American Tobacco p.l.c. (LSE: BATs and NYSE: BTI), in connection with its previously announced proposed acquisition (the “Acquisition”) of Sanity Group GmbH (“Sanity” or “Sanity Group”), including shares of Sanity owned by BAT.
The terms of the Subscription Agreement provide for the subscription by BAT for 14,027,074 Shares (as defined below) of Organigram at a price of C$3.00 per Share, for gross proceeds of C$42.08 million, and also the exercise of certain existing top-up rights to subscribe for 9,897,356 Shares at a price of C$2.335854 per Share, for gross proceeds of C$23.12 million and for total gross proceeds of C$65.2 million (collectively, the “Private Placement Investment”).
The proceeds from the Private Placement Investment, along with cash on hand (restricted Jupiter funds) and the proceeds from the previously announced up to $60 million senior secured credit facilities for which the Company entered into a fully underwritten commitment letter with ATB Financial (the “Credit Facility”), who is acting as sole lead arranger and bookrunner, shall be used to fund the cash portion of the Acquisition, related transaction expenses and general working capital purposes.
With respect to issuances of Shares under both the Acquisition and the Private Placement Investment, to the extent BAT’s ownership of Shares in the Company exceeds 30.0% of the total issued and outstanding common shares (the “Common Shares”) of the Company on a post-issuance basis (the “30% Threshold”), BAT would, in lieu of Common Shares, be issued non-voting Class A convertible preferred shares of Organigram (“Preferred Shares”, and together with the Common Shares, the “Shares”). Based on Organigram’s December 31, 2025 financial statements, 135,132,782 Common Shares are outstanding, and BAT would be issued 2,353,379 Common Shares and 21,571,051 Preferred Shares pursuant to the Private Placement Investment1. The Preferred Shares are eligible for conversion into voting Common Shares in accordance with their terms, provided that such conversion would not result in BAT exceeding the 30% Threshold. The Preferred Shares are convertible initially on a one-for-one basis, provided however that the conversion rate of any outstanding Preferred Shares increases at a rate of 7.5% per annum commencing from the initial date on which such Preferred Shares are issued (subject to adjustment in certain circumstances in accordance with the purchase agreement in respect of Sanity (the “Purchase Agreement”)), until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.
The closing of the Private Placement Investment is subject to the closing of the Acquisition, as well as the receipt of certain regulatory approvals, including approval of the Toronto Stock Exchange (“TSX”), approval from Organigram’s shareholders, and the satisfaction of other customary closing conditions for a transaction of this nature.
The Company is required to obtain disinterested shareholder approval (50.1% of shares voting at the meeting, excluding any Shares held by BAT) for the Acquisition and the Private Placement under Subsections 611(c) and 604(a)(ii) of the TSX Company Manual, as the aggregate number of Shares to be issued as part of the closing consideration pursuant to the Acquisition and pursuant to the Private Placement Investment (i) will exceed 25% of Organigram’s current Shares outstanding, and (ii) will result in the value of consideration issued to BAT, an insider of the Company, exceeding 10% of the Company’s market capitalization.
In addition to the above, the Acquisition and the Private Placement Investment constitute “related party transactions” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI-61-101”) and will require “majority of the minority” approval under MI 61-101, being approval by a simple majority of votes cast by the shareholders of Organigram, excluding any votes attached to the Shares held by BAT.
The Company intends to obtain the requisite shareholder approval at its annual and special shareholders’ meeting to be held on March 30, 2026.
1 Updated figures will be included in the management information circular sent to shareholders for the Company’s annual and special meeting to be held on March 30, 2026 at which shareholders will be asked to approve the Acquisition and Private Placement

The Acquisition and the Private Placement Investment were unanimously approved by Organigram’s Board of Directors (the “Board”) on February 18, 2026, with BAT’s nominees to the Board declaring an interest in the Acquisition and the Private Placement Investment and abstaining from such votes.
Additional Information Regarding the Acquisition and Private Placement Investment
A copy of the Purchase Agreement and the Subscription Agreement governing the Private Placement Investment will be filed on Organigram’s SEDAR+ profile at www.sedarplus.ca. Additional information regarding the Acquisition and the Private Placement Investment will be included in a material change report to be filed by Organigram on www.sedarplus.ca. This press release is only a summary of certain principal terms of the Acquisition and the Private Placement Investment and is qualified in its entirety by reference to the more detailed information contained in the material change report.
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking-statements. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Specifically, statements regarding the expected closing of the Acquisition and the Private Placement Investment, the sources of funds to finance the Acquisition, and numbers of Shares to be issued in respect of the Acquisition and the Private Placement Investment are forward-looking statements.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made, including, but not limited to, that shareholders will vote to approve the Acquisition and the Private Placement Investment, and that the conditions to closing the Acquisition and the Private Placement Investment will be satisfied within a reasonable period of time. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that one or more of the Acquisition, Private Placement Investment and/or the Credit Facility does not close or close within the expected timeline. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include not receiving approval for the Acquisition and Private Placement Investment from the shareholders, not receiving any of the regulatory approvals (including approval from the TSX and foreign direct investment clearance from the German Federal Ministry for Economic Affairs and Energy) required to close the Acquisition and Private Placement Investment, the timing and outcome of any such regulatory review negatively impacting the Acquisition, that all conditions to the closing of the Purchase Agreement will not be satisfied, that the Acquisition will not be completed on the terms set forth in the Purchase Agreement, that the Acquisition will not close, inherent uncertainty associated with the financial and other projections (including projections relating to revenue, EBITDA, valuation and earnout calculations) as well as market changes arising that reduce or eliminate the benefits of the Acquisition; the prompt and effective integration of Sanity into the Company not being possible; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination not being possible or being delayed; the response of business partners and retention as a result of the business combination being negative; the impact of competitive responses to the business combination negatively impacting the Company; the ability to achieve the expected manufacturing and production output not being possible; the risk that Sanity may not achieve the financial performance thresholds required for the payment of some or all of the earnout consideration; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Required Early Warning Disclosure

On February 18, 2026, Organigram entered into the Purchase Agreement. Pursuant to the Acquisition, the sellers listed in the Purchase Agreement will be entitled to receive upfront consideration on the closing of the Acquisition (the “Upfront Consideration”), and subject to the achievement of certain financial performance metrics of Sanity for the twelve months following closing of the Acquisition, certain earn-out consideration (the “Earnout Consideration”). BAT has elected to receive Shares of Organigram for its consideration under the Purchase Agreement in lieu of cash for its interest in Sanity.
Completion of the Acquisition is subject to certain closing conditions, including, among other things, receipt of all required regulatory approvals, including approval of the TSX and clearance under Germany’s foreign direct investment regime.
Pursuant to the Acquisition, BAT is expected to receive 13,693,120 Preferred Shares as Upfront Consideration and 6,625,559 Common Shares as Earnout Consideration, based on Organigram’s 135,141,944 Common Shares issued and outstanding as of the date hereof and assuming the floor earnout share price of C$3.00, a EUR:CAD exchange rate of 1.62, and that the full earnout is achieved.
The Shares issued pursuant to the Upfront Consideration will be priced at C$3.00 per Share (C$41,079,359 in the aggregate), and the Shares issued pursuant to the Earnout Consideration will be priced at the 20-day volume-weighted average price of the Common Shares on the TSX on the trading day prior to settlement, subject to a C$3.00 floor and C$4.00 cap (C$19,876,677.00 in the aggregate, assuming an issuance at C$3.00).
Based on Organigram’s current 135,141,944 Common Shares issued and outstanding as of the date hereof, BAT would be issued 2,353,379 Common Shares and 21,571,051 Preferred Shares pursuant to the Private Placement Investment.
The following table illustrates BAT’s current shareholdings in Organigram, as well as its expected shareholdings in Organigram on completion of the Private Placement Investment and the Acquisition. The following figures are basic only (except where otherwise indicated) and are based on the Company’s 135,141,944 Common Shares issued and outstanding as of the date hereof. The following figures are presented and calculated in accordance with, and provided for purposes of compliance with, National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”) and Form 62-103F1 – Required Disclosure Under the Early Warning Requirements.

Holdings (% of class)	Current (February 18, 2026)	Private Placement Investment + Acquisition (Upfront Only)	Pro-Forma (Private Placement Investment + Upfront Only)	Earnout (assuming Maximum Payable)**	Pro-Forma (Private Placement Investment + Maximum Earnout)
BAT Common Share Holdings	40,134,389 (29.7%)	2,353,379	42,487,768 (30.0%)	6,625,559	49,113,327 (25.5%)
BAT Preferred Share Holdings	13,794,163 (100%)	35,264,171	49,058,344 (100%)	-	49,058,334 (100%)
BAT Common and Preferred Share Holdings (including accretion on Preferred Shares and partially diluted to assume conversion of Preferred Shares)	55,269,845 (36.8%)	37,617,550	93,015,368 (48.4%)	6,625,559	103,430,498 (41.9%)
**Earnout assumes maximum earn-out payable at a C$3.00 floor price. The numbers of Shares in the table are calculated based on a EUR:CAD exchange rate of 1.62.
BAT entered into the Subscription Agreement, and has elected to receive consideration consisting of Shares of Organigram in lieu of cash for its interest in Sanity under the Purchase Agreement, in furtherance of its strategic investment in Organigram.

BAT intends to review its investment in Organigram on a continuing basis and may, subject to the terms of the First A&R Investor Rights Agreement and Second A&R Investor Rights Agreement (each as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of Organigram, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Unless otherwise consented to in writing by BAT in advance, Organigram is required to use the proceeds from the Private Placement Investment for the sole purpose of (a) funding the purchase price of the Acquisition and (b) paying transaction expenses in connection with the Acquisition.

Pursuant to the amended and restated investor rights agreement entered into on January 23, 2024, between BAT and Organigram (the “First A&R Investor Rights Agreement”), BAT has the right to nominate up to 30% of the Board, subject to BAT maintaining certain share ownership thresholds. BAT is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, BAT has certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. BAT is permitted to engage with the Board regarding Organigram’s business and prospects.

On closing of the Private Placement Investment, Organigram and BAT intend to enter into a second amendment and restated investor rights agreement (the “Second A&R Investor Rights Agreement”) to amend certain provisions of the First A&R Investor Rights Agreement in order, among other things, to provide increased flexibility concerning debt financing transactions by Organigram and refresh the time periods with respect to certain provisions.

The foregoing is a summary only and is qualified in its entirety by reference to the full text of the Subscription Agreement, the Purchase Agreement, the First A&R Investor Rights Agreement, and the form of Second A&R Investor Rights Agreement that is a schedule to the Subscription Agreement, which in each case will be filed under Organigram’s profile on SEDAR+ at www.sedarplus.ca.

Organigram a corporation existing under the laws of Canada with its head office at 145 King Street West, Suite 1400, Toronto, Ontario, Canada, M5H 1J8. The address of BAT is 103 Foulk Road, Suite 111, Wilmington, Delaware, 19803.

This press release is being issued, in part, pursuant to NI 62-103, which requires an early warning report to be filed under Organigram’s profile on SEDAR+ at www.sedarplus.ca containing additional information respecting the foregoing matters. You may also contact BAT’s media centre at +44 (0) 20 7845 2888, Victoria Buxton at +44 (0) 20 7845 2012 or Amy Chamberlain at +44 (0) 20 7845 1124 to obtain a copy of the early warning report once filed.

For Organigram Media enquiries:

Sonia Prashar
soniaprashar@sppublicrelations.com

For Organigram Investor Relations enquiries:

Max Schwartz
Director of Investor Relations
investors@organigram.ca